Exhibit 12d

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

						Twelve
	Twelve Months Ended					Months
	December 31,					Ended
	(Thousands of Dollars)					March 31,

	1998	1999	2000	2001	2002	2003

Earnings, as defined:
Income from continuing operations
before income taxes	$133,021	$119,872	$128,139	$48,250	$86,326	$72,108
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)	(10,309)
Equity in loss of equity method
investments	476	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	-	-	-	-	-
Fixed charges, as below	61,394	62,969	58,833	64,964	61,403	61,342
Total earnings, as defined	$190,069	$182,004	$183,856	111,594	$145,185	$123,141

Fixed charges, as defined:
Interest charges	$60,593	$62,014	$57,797	$64,002	$60,317	$60,332
Rental interest factor	801	955	1,036	962	1,086	1,010
Total fixed charges, as defined	$61,394	62,969	$58,833	64,964	$61,403	$61,342

Ratio of earnings to fixed charges	3.10x	2.89x	3.13x	1.72x	2.36x	2.01x